As filed with the Securities and Exchange Commission on June 23, 2016
Registration No. 333‑

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PORTER BANCORP, INC. (Exact name of Registrant as specified in its charter)

Kentucky	61-1142247
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2500 Eastpoint Parkway
Louisville, Kentucky 40223
(502) 499-4800
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Phillip W. Barnhouse
Chief Financial Officer
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223
(502) 499-4800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Alan K. MacDonald
Frost Brown Todd LLC
400 West Market Street, Suite 3200
Louisville, KY 40202
(502) 589-5400

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common Shares, no par value	3,400,000	$1.60	$5,440,000	$548

(1)	This registration statement registers the following common shares to be offered for resale by the selling shareholders: (a) 2,300,000 currently outstanding common shares; and (b) 1,100,000 common shares issuable upon conversion of outstanding Non-Voting Common Shares. In addition, there are being registered hereunder such additional number of common shares, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends and certain antidilution provisions set forth in the terms of the Non-Voting Common Shares, which common shares are registered hereunder pursuant to Rule 416.

(2)	Calculated in accordance with Rule 457(c), based on the average of the high and low prices per share of common shares as reported on the NASDAQ Capital Market on June 22, 2016.

(3)	Pursuant to Rule 457(p), the dollar amount of the filing fee paid in connection with the registration statement on Form S-3 (Reg. No. 333-211496) filed by Porter Bancorp, Inc. on May 20, 2016 and subsequently withdrawn is offset against the currently due filing fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 23, 2016

PROSPECTUS

PORTER BANCORP, INC.

3,400,000 Common shares

This prospectus relates to the resale from time to time by the selling shareholders of 2,300,000 of our common shares held by them plus 1,100,000 common shares that we may issue from time to time upon the conversion of our Non-Voting Common Shares (“non-voting common shares”) currently held by the selling shareholders.  In this prospectus, we refer to the common shares currently held by the selling shareholders and the common shares issuable upon conversion of the non-voting common shares as the “securities.”

On April 15, 2016, we issued 2,900,000 common shares and 1,100,000 non-voting common shares in a private placement transaction exempt from the registration requirements of the Securities Act of 1933.  In this prospectus, we refer to this transaction as the “private placement transaction.”

The selling shareholders may offer and sell the securities from time to time, directly or through underwriters, broker-dealers or agents, in public or private transactions, and at fixed prices, prevailing market prices, prices related to prevailing market prices or negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling shareholders (or the purchasers of the securities as negotiated with the selling shareholders) will be responsible for underwriting discounts or commissions or agents’ commissions, if any. The registration of the securities does not necessarily mean that any of the securities will be sold by the selling shareholders. The timing and amount of any sale is within the sole discretion of the selling shareholders, subject to certain restrictions. See “Plan of Distribution” on page 6 of this prospectus.

We will not receive any proceeds from the sale of securities by the selling shareholders.

Our common shares are listed on the NASDAQ Capital Market under the symbol “PBIB.”  On June 22, 2016, the closing sale price of our common shares on the NASDAQ Capital Market was $1.59 per share.

Our principal executive offices are located at 2500 Eastpoint Parkway, Louisville, Kentucky 40223, and our telephone number is (502) 499-4800.

Investing in the securities involves a high degree of risk. See “Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The securities offered hereby are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is                                , 2016

In this prospectus, “Porter Bancorp,” “Company,” “we,” “our,” “ours,” and “us” refer to Porter Bancorp, Inc., which is a bank holding company headquartered in Louisville, Kentucky, and its wholly owned bank subsidiary, PBI Bank, on a consolidated basis, unless the context otherwise requires.

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration process. Under this process, the selling shareholders may sell, from time to time, in one or more offerings, the securities described in this prospectus.

You should read this prospectus together with the other information contained or incorporated by reference in this prospectus.  You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since that date.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

For further information about our business and the securities covered by this prospectus, you should refer to the registration statement and its exhibits. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase our securities, you should review the full text of these documents.  See “Where You Can Find More Information” and “Documents Incorporated by Reference” for more information.

PROSPECTUS SUMMARY

Porter Bancorp, Inc. is a Louisville, Kentucky-based bank holding company that operates 15 banking centers in twelve counties through its wholly owned subsidiary, PBI Bank. Our markets include metropolitan Louisville in Jefferson County and the surrounding counties of Henry and Bullitt, and extend south along the Interstate 65 corridor to Tennessee. We serve south central Kentucky and southern Kentucky from banking offices in Butler, Green, Hart, Edmonson, Barren, Warren, Ohio and Daviess Counties. We also have an office in Lexington Kentucky, the second largest city in Kentucky. PBI Bank is a traditional community bank offering a wide range of personal and business banking products and services.

On April 15, 2016, we completed a $5.03 million stock offering to accredited investors in a private placement transaction exempt from the registration requirements of the federal and state securities laws.  In the private placement transaction, we sold 2,300,000 Common Shares and 1,100,000 Non-Voting Common Shares to non-affiliate investors at $1.25 per share. Three directors of the Company, including President and CEO John T. Taylor, also purchased a total of 600,000 Common Shares for $1.30 per share, but otherwise on the same terms and conditions as the other investors. The common shares purchased by the three directors are not being registered for resale. We did not pay commissions or placement fees in connection with the private placement transaction.

Approximately $2.8 million of the proceeds were directed by the investors to make interest payments on the outstanding capital securities of the Company’s subsidiary trusts, bringing interest payments current through the second quarter of 2016. The balance of the proceeds will be used for general corporate purposes and to support the Company's wholly owned subsidiary, PBI Bank.

The securities purchase agreement and the other transaction documents we entered into in connection with the private placement transaction are exhibits to our Current Report on Form 8-K filed with the SEC on April 20, 2016, and are incorporated herein by reference.

RISK FACTORS

An investment in our securities involves significant risks. You should carefully consider the risks and uncertainties and the risk factors set forth in the documents and reports we file with the SEC that are incorporated by reference into this prospectus, including the risks identified, and the cautionary statements included, in our December 31, 2015 Annual Report on Form 10-K, as well as any risks described in subsequent Quarterly Reports on Form 10-Q, before you make an investment decision regarding the securities. See “Where You Can Find More Information.”

ADDITIONAL INFORMATION

This prospectus incorporates by reference important business and financial information about Porter Bancorp and PBI Bank that is not included in or delivered with this document. You should refer to “Where You Can Find More Information” beginning on page 21 for a description of the documents incorporated by reference into this prospectus. You can obtain documents related to Porter Bancorp that are incorporated by reference into this document through the Securities and Exchange Commission’s web site at www.sec.gov and through the Company’s website at www.pbibank.com. Please note that the Internet website address of Porter Bancorp is provided as an inactive textual references only. The information provided on the Company’s Internet website, other than copies of the documents listed on page 22 that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference. You may also obtain copies of these documents, other than exhibits, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates, without charge by requesting them in writing or by telephone from the Company:

Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223
Attn: Chief Financial Officer
Telephone:  (502) 499-4800

You will not be charged for any of these documents that you request. For further information about Porter Bancorp, please see “Where You Can Find More Information” beginning on page 21.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus, and the documents incorporated or deemed to be incorporated by reference herein, that are not statements of historical fact are forward-looking statements. Forward-looking statements express our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account information currently available to us. These statements are not statements of historical fact. The words "believe," "may," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive" or similar words, or the negatives of these words, identify forward-looking statements. We may make forward-looking statements in future filings with the SEC, in press releases, and in oral and written statements made by us or with our approval.

Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we expressed or implied in any forward-looking statements. These risks and uncertainties can be difficult to predict and may be beyond our control. In addition to those risks described under the caption “Risk Factors” of our annual reports on Form 10-K and our quarterly reports on Form 10-Q, the following factors could cause such differences:
•	deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;
•	changes in the interest rate environment, which may reduce our margins or impact the value of securities, loans, deposits and other financial instruments;
•	changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments;
•
general economic or business conditions, either nationally, regionally or locally in the communities we serve, may be worse than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•	the results of regulatory examinations;
•	changes in interest rates that may reduce interest margins and impact funding sources;
•	any matter that would cause us to conclude that there was impairment of any asset, including intangible assets;
•	the continued service of key management personnel;
•	our ability to attract, motivate and retain qualified employees;
•	factors that increase the competitive pressure among depository and other financial institutions, including product and pricing pressures;
•	the ability of our competitors with greater financial resources to develop and introduce products and services that enable them to compete more successfully than us;
•	our ability to develop and introduce new banking-related products, services and enhancements and gain market acceptance of such products;
•	inability to comply with regulatory capital requirements and to secure any required regulatory approvals for capital actions;
•	legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry;
•
various monetary and fiscal policies and regulations, including those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Kentucky Office of Financial Institutions;

•	our ability to grow our core businesses; and
•	management's ability to manage these and other risks.

Forward-looking statements are not guarantees of performance or results. A forward-looking statement may include the assumptions or bases underlying the forward-looking statement. We have made our assumptions and bases in good faith and believe they are reasonable. We caution you however, that estimates based on such assumptions or bases frequently differ from actual results, and the differences can be material. The forward-looking statements included in this prospectus speak only as of the date of the report. We do not intend to update these statements unless applicable laws require us to do so.

USE OF PROCEEDS

We will not receive any proceeds from any sale of the securities by the selling shareholders.

SELLING SHAREHOLDERS

On April 15, 2016, we completed a $5.03 million stock offering to accredited investors in a private placement transaction exempt from the registration requirements of the federal and state securities laws.  In the private placement transaction, we sold 2,300,000 Common Shares and 1,100,000 Non-Voting Common Shares to non-affiliate investors at $1.25 per share. Three directors of the Company, including President and CEO John T. Taylor, also purchased a total of 600,000 Common Shares for $1.30 per share, but otherwise on the same terms and conditions as the other investors. We did not pay commissions or placement fees in connection with the private placement transaction.

Approximately $2.8 million of the proceeds were directed by the investors to make interest payments on the outstanding capital securities of the Company’s subsidiary trusts, bringing interest payments due on those securities current through the second quarter of 2016. The balance of the proceeds will be used for general corporate purposes and to support the Company's wholly owned subsidiary, PBI Bank.

We do not know when or in what amounts the selling shareholders may offer the securities covered by this prospectus for sale.  The selling shareholders may sell all, some or none of the securities offered by this prospectus.  Because the selling shareholders may offer all, some, or none of the securities being registered for resale, and because currently no sale of any of the securities is subject to any agreements, arrangements or understandings, we cannot estimate the number of common shares that will be held by the selling shareholders after completion of the offering.  For purposes of this prospectus, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the selling shareholders.

Beneficial ownership, as determined in accordance with the rules of the SEC, includes possessing voting or investment power with respect to securities. As noted above, three directors of the Company – John T. Taylor. Bradford Ray and James M. Parsons – purchased 600,000 common shares in the private placement transaction, but elected not to register those shares for resale through this prospectus. Other than with respect to the acquisition of the shares in the private placement transaction, none of the selling shareholders has, or within the past three years has had, any position, office, or other material relationship with us outside the ordinary course of our banking business. The selling shareholders may change over time and new information about them will be set forth in amendments to this prospectus if and when necessary.

Name of Selling Shareholder	Shares of Common shares Beneficially Owned Before the Offering (1)(2)	Maximum Common Shares Being Offered Hereby (2)	Common Shares to be Owned After Completion of the Offering (3)	Percentage of Outstanding Common Shares to be Owned After Completion of the Offering (4)
Mendon Capital Master Fund Ltd. (5)	--	2,016,130	--	--
Mendon Capital QP LP (5)	--	483,870	--	--
Reneé Portnoy Revocable Trust	--	700,000	--	--
T V Lark Trust	--	200,000	--	--

*	Denotes a percentage less than one percent.

(1)	Includes shares owned prior to the private placement transaction.

(2)	Includes common shares to be issued upon the transfer and conversion of non-voting common shares. The non-voting common shares convert to common shares automatically upon transfer in certain circumstances. See Description of Capital Shares -- Non-Voting Common Shares.

(3)	Assumes that each selling shareholder will sell all common shares offered by it under this prospectus.

(4)	This number represents the percentage of common shares to be owned by the selling shareholder after completion of the offering based on 23,163,467 common shares outstanding on June 1, 2016, and adjusted to reflect the assumption that the 1,100,000 non-voting common shares sold in the private placement transaction will be sold and converted into a like number of common shares, so that there will be an aggregate of 24,263,467 common shares outstanding.

(5)	RMB Capital Management LLC is the sub-adviser to the Mendon Capital Master Fund Ltd. and investment adviser to Mendon Capital QP LP. In addition, RMB Capital Management LLC is investment adviser to Iron Road Multi-Strategy L.P., which holds 886,164 (or 3.8%) of our common shares. The common shares held by Iron Road Multi-Strategy L.P. are not included in the registration. Anton Schutz is a Director of RMB Capital Management LLC and may be deemed to have voting and investment power with respect to the shares held by each of the three funds.

Registration Rights Agreement

We entered into a registration rights agreement with each of the investors, agreeing to file a registration statement to register the common shares sold in the private placement transaction, and the common shares into which the non-voting common shares sold in the private placement transaction will automatically convert when sold pursuant to this prospectus.  We agreed to use commercially reasonable efforts to make the registration statement become effective. We also agreed to maintain this registration statement continuously in effect until all the registered shares have been sold or become eligible for sale without restrictions under Rule 144 under the Securities Act.

The registration rights are subject to our right to delay registration to avoid disclosure of material nonpublic information. The holders of registrable securities must comply with certain standard provisions facilitating the filing and effectiveness of the registration statement as well.

PLAN OF DISTRIBUTION

As used in this prospectus, “selling shareholder” includes the successors-in-interest, donees, pledgees, transferees or others who may later hold the selling shareholder’s interests. In all cases, the selling shareholder will act independently of us in making decisions with respect to the timing, manner, size and price of each sale. None of the selling shareholders is a broker-dealer or is affiliated with a broker-dealer.

Each selling shareholder may, from time to time, sell, transfer, or otherwise dispose of any or all of its common shares on any stock exchange, market or trading facility on which the shares are listed or quoted at the time of sale or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which our common shares may be listed at the time of sale, in the case of sales of our common shares;
•	in transactions other than on such exchanges;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•
block trades (which may involve crosses) in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	through underwriters or dealers;
•	through agents;
•	directly to purchasers, including institutional investors;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

Sales Through Broker-Dealers

Broker-dealers engaged by the selling shareholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission, and in the case of a principal transaction a markup or markdown, in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 2121.

In connection with the sale of common shares, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholder may also sell common shares short after the effective date of the registration statement of which this prospectus is a part and deliver common shares registered hereby to close out its short positions and to return borrowed shares in connection with such short sales, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common shares. In no event shall any broker-dealer receive fees, commission, and markups which, in the aggregate, would exceed eight percent (8%).

General Information

The selling shareholder may, from time to time, pledge or grant a security interest in some or all of the common shares owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The aggregate proceeds to the selling shareholders from the sale of the common shares offered by them will be the purchase price of such stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from the sale of securities by selling shareholders.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

To the extent required, our common shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

We have advised the selling shareholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholder and its affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

We are required to pay certain fees and expenses incurred by us incident to the registration of the common shares.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

The common shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the common shares may not simultaneously engage in market making activities with respect to the common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of common shares by the selling shareholders or any other person.

MARKET PRICE AND DIVIDENDS

Market Information

Our common shares are traded on the NASDAQ Capital Market under the ticker symbol “PBIB”.  The following table presents the high and low market closing prices for our common shares reported on the NASDAQ Capital Market for the periods indicated.

	Market Value
	High	Low	Dividend
2016
Second Quarter
(through June 22, 2016)	$2.25	$1.19	$0.00
First Quarter	$1.42	1.09	0.00

2015
Fourth Quarter	$1.76	$1.38	$0.00
Third Quarter	1.75	1.39	0.00
Second Quarter	1.86	0.90	0.00
First Quarter	0.96	0.46	0.00

2014
Fourth Quarter	$1.03	$0.48	$0.00
Third Quarter	1.08	0.95	0.00
Second Quarter	1.18	0.90	0.00
First Quarter	1.24	0.94	0.00

As of June 1, 2016, we had approximately 1,580 shareholders, including 358 shareholders of record and approximately 1,222 beneficial owners whose shares are held in “street” name by securities broker-dealers or other nominees.

Dividends

We will not be able to pay dividends on our common shares until our consent order with the Federal Depository Insurance Corporation and the Kentucky Department of Financial institutions (“KDFI”) is satisfied and we return to consistent profitability. We historically paid quarterly cash dividends on our common shares until we suspended dividend payments in October 2011.  As a bank holding company, our ability to declare and pay dividends depends on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. We have agreed with the Federal Reserve to obtain its written consent prior to declaring or paying any future dividends.

Our principal source of revenue with which to pay dividends on our common shares is the dividends that the Bank may declare and pay to us out of funds legally available for payment of dividends. Currently, the Bank must obtain the prior written consent of its primary regulators prior to declaring or paying any dividends. In addition to this current restriction, various laws applicable to the Bank also limit its payment of dividends to us. A Kentucky chartered bank may declare a dividend of an amount of the bank’s net profits as the board deems appropriate. The approval of the KDFI is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus or a fund for the retirement of preferred stock or debt.

Deferring interest payments on the junior subordinated notes results in the deferral of distributions on our trust preferred securities.  We will not be able to pay cash dividends on our common shares until we have paid all deferred distributions on our trust preferred securities. Deferred distributions on our trust preferred securities are cumulative, and distributions accrue and compound on each subsequent payment date. If we defer interest payments for 20 consecutive quarters, we must pay all deferred interest or we will be in default.

On April 15, 2016, we completed a private placement to accredited investors, issuing 2.9 million common shares and 1.1 million non-voting common shares resulting in total proceeds of $5.0 million.  Approximately $2.8 million of the proceeds were directed by investors to pay all deferred and current interest payments on our trust preferred securities through the second quarter of 2016.  Effective with the third quarter of 2016, we expect to resume deferring interest payments on the junior subordinated notes relating to our trust preferred securities.

If we become subject to any liquidation, dissolution or winding up of affairs, holders of the trust preferred securities and then holders of the Preferred Shares will be entitled to receive the liquidation amounts to which they are entitled including the amount of any accrued and unpaid distributions and dividends, before any distribution can be made to the holders of our common shares or preferred shares.  Our Series E and Series F Preferred Shares have priority over our common shares and non-voting common shares with respect to any payment of dividends.

STOCK OWNERSHIP OF
DIRECTORS, OFFICERS, AND PRINCIPAL SHAREHOLDERS

As of June 1, 2016, Porter Bancorp had 23,163,467 common shares and 7,958,000 non-voting common shares issued and outstanding. The information provided below is based on our records, information filed with the SEC, and information provided to us, except where otherwise noted.

Under SEC rules, a person is deemed to beneficially own any shares as to which the entity or individual has the right to acquire within 60 days of June 1, 2016 through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares these powers with his or her spouse) with respect to the shares set forth in the following table.

Security Ownership of Directors and Management

The following table shows, as of June 1, 2016, the number and percentage of Common Shares held by (1) Porter Bancorp’s directors and nominees, (2) each of the named executive officers set forth in the Summary Compensation Table and (3) current directors and named executive officers as a group.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned	Percentage of Class
Directors
John T. Taylor	692,390	3.0%
W. Glenn Hogan	2,238,115	9.7
Michael T. Levy	321,805	1.4
James M. Parsons	122,586	*
Bradford T. Ray	316,884	1.4
Dr. Edmond J. Seifried	367,307	1.6
N. Marc Satterthwaite	134,749	*
W. Kirk Wycoff(2)(3)	1,908,355	8.2

Other Named Executive Officers
John R. Davis	170,898	*
Phillip W. Barnhouse	118,024	*
Joseph C. Seiler	125,666	*

Named Executive Officers and Directors as a Group (9 persons)	6,516,779	28.1%

*	Represents beneficial ownership of less than 1%.

(1)	The business address for these individuals is c/o Porter Bancorp, Inc., 2500 Eastpoint Parkway, Louisville, Kentucky 40223.
(2)
Includes 1,533,652 common shares held by Patriot Financial Partners, L.P. and 264,977 common shares held by Patriot Financial Partners Parallel, L.P. Patriot Financial Partners, GP, L.P. ("Patriot GP") is a general partner of each of Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (together, the "Funds") and Patriot Financial Partners, GP, LLC ("Patriot LLC") is a general partner of Patriot GP. In addition, Mr. Wycoff is one of the general partners of the Funds and Patriot GP and a member of Patriot LLC. Accordingly, securities owned by the Funds may be regarded as being beneficially owned by Mr. Wycoff. Also includes 109,726 common shares issued to Patriot Financial Manager LP as compensation for Mr. Wycoff’s service as a non-employee director of Porter Bancorp.

(3)
Does not include 6,858,000 shares of non-voting common shares held by the Patriot Funds.  The non-voting common shares convert into voting common shares upon transfer to a holder that would not otherwise beneficially own, together with affiliates, more than 9.9% of the outstanding common shares.

Security Ownership of Certain Beneficial Owners

The following table sets forth beneficial ownership information for each shareholder who is not a director and is known to us to own 5% or more of the outstanding shares of our common shares, based on public filings made with the SEC.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Class

The Estate of J. Chester Porter (1) c/o Porter Bancorp, Inc. 2500 Eastpoint Parkway Louisville, Kentucky 40223	3,198,668	13.8%

Maria L. Bouvette (2) c/o Porter Bancorp, Inc. 2500 Eastpoint Parkway Louisville, Kentucky 40223	2,803,128	12.1%

Patriot Financial Group (3) Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104-2868	1,908,355	8.2%

RMB Capital Management LLC (4)(5) 115 S. LaSalle St., 34th Floor Chicago, Illinois 60603	2,286,164	9.9%

(1)	The information is included in reliance upon Form 3 filed with the SEC by the Estate of J. Chester Porter on December 4, 2014.
(2)	The information is included in reliance upon Form 4 filed with the SEC by Maria L. Bouvette on June 2, 2016.
(3)
Patriot Financial Group is also the beneficial owner of 6,858,000 non-voting common shares.  Each share of non-voting preferred stock converts into one share of voting common shares upon transfer to a holder that would not otherwise beneficially own, together with affiliates, more than 9.9% of the outstanding Common Shares.

(4)
RMB Capital Management LLC is the sub-adviser to the Mendon Capital Master Fund Ltd. and investment adviser to Iron Road Multi-Strategy L.P. and Mendon Capital QP LP.  Anton Schutz is a Director of RMB Capital Management LLC and may be deemed to have voting and investment power with respect to the shares held by each of the three funds.

(5)
Does not include 1,100,000 non-voting common shares, which convert into common shares only upon transfer, as described in footnote 3.  The following table shows the common shares and non-voting common shares held by the three funds affiliated with RMB Capital Management LLC:

	Common Shares	Non-Voting Common Shares
Mendon Capital Master Fund Ltd.	1,129,030	887,100
Iron Road Multi-Strategy L.P.	886,164	--
Mendon Capital QP LP	270,970	212,900
Total	2,286,164	1,100,000

DESCRIPTION OF CAPITAL SHARES

The following description of our capital shares and provisions of our articles of incorporation and bylaws are summaries and are qualified by reference to the terms of these documents. Copies of these documents have been filed with the SEC.

At June 1, 2016, our authorized capital shares consisted of 28,000,000 common shares, of which 23,163,467 shares were issued and outstanding; 10,000,000 non-voting common shares, of which 7,958,000 shares are issued and outstanding; and 1,000,000 preferred shares. Of the 1,000,000 authorized preferred shares, (i) 6,197 shares have been designated as Non-Voting Non-Cumulative Perpetual Preferred Shares, Series E, and are issued and outstanding; (ii) 4,303 shares have been designated as Non-Voting Non-Cumulative Perpetual Preferred Shares, Series F, and are issued and outstanding; and (iii) 38,000 shares have been designated as Series G Participating Preferred Shares, none of which are issued and outstanding.  Our board of directors may authorize the issuance of preferred shares in one or more series of preferred shares with such preferences, limitations, and relative rights as our board may determine.  In addition, our shareholders have approved an increase in the number of common shares and non-voting common shares that we are authorized to issue to 86,000,000 common shares and 34,380,437 non-voting common shares, and have authorized the Board of Directors to implement the increase on an “as-needed” basis.

Common Shares

Our common shares have the exclusive right to vote in the election of directors and on all other matters in which shareholders are generally entitled to vote. The common shares are entitled to one vote per share on matters that holders of our voting shares are entitled to vote.

Subject to any preferential rights of preferred shares that may be issued, holders of common shares are entitled to receive such dividends that may be declared from time to time by our Board of Directors.

Upon our voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up, the holders of common shares and non-voting common shares are entitled to share ratably in any distribution of all remaining assets, tangible or intangible, available for distribution. This right is also subject to any preferential liquidation rights of preferred shares that may be issued by us.

Non-Voting Common Shares

Holders of our non-voting common shares generally have no voting rights but are entitled to receive the same dividends and distributions that are paid to holders of common shares. These rights are subject to any preferential voting or distribution rights of preferred shares that may be issued from time to time. Kentucky law requires that a class of shares vote separately when a proposed amendment to the articles of incorporation would increase or decrease the number of authorized shares of the class or change the designation, rights, preferences or limitations of all or part of the shares of the class.

Our non-voting common shares automatically convert into common shares on a one-for-one basis, upon the transfer in (a) a widespread public distribution, including pursuant to a registration statement filed with and declared effective by the SEC or pursuant to Rule 144 under the Securities Act of 1933, (b) a transfer in which no transferee (or group of associated transferees) would receive more than 2% of any class of our voting securities or (c) a transfer to a transferee that controls more than 50% of our voting securities without any transfer from the transferor.  The automatic conversion of our non-voting common shares into common shares conforms to the Federal Reserve Board’s Policy Statement on Investments in Banks and Bank Holding Companies. This automatic conversion may occur as to some or all of the non-voting common shares held by any holder.

The one-for-one conversion ratio is subject to adjustment in the event of (i) any recapitalization by means of a stock dividend on, or a stock split or combination of, outstanding voting and non-voting common shares or (ii) any merger, consolidation or other reorganization with another corporation. Upon conversion, the authorized non-voting common shares will be automatically redesignated as additional authorized common shares.

Preferred Shares

Our articles of incorporation authorize the board of directors, without further shareholder approval unless otherwise required by governing laws or regulations, to authorize the issuance of 1,000,000 preferred shares in series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each series of the preferred shares and the qualifications, limitations and restrictions thereof.  Currently, we have three designated series of preferred shares, which are described below.

We currently do not have, at present, any agreement, understanding or arrangement that would result in the issuance of any other unissued preferred shares.

It is not possible to state the precise effect of the authorization of the preferred shares upon the rights of the holders of our common shares until our board of directors determines the respective preferences, limitations and relative rights of the holders of one or more series of the preferred shares. However, such effects might include: reduction of the amount otherwise available for payment of dividends on common shares, to the extent dividends are payable on any issued preferred shares, and restrictions on dividends on common shares if dividends on the preferred shares are in arrears; dilution of the voting power of the common shares to the extent that the preferred shares have voting rights; and the holders of common shares not being entitled to share in our assets upon liquidation until the satisfaction of any liquidation preference granted to the preferred shares

Non-Voting, Noncumulative, Non-Convertible Perpetual Preferred Stock, Series E (“Series E Preferred Shares”)

Ranking.  With respect to the payment of dividends and distributions (other than distributions upon liquidation, dissolution or winding-up of the Corporation), the Series E Preferred Shares rank on a parity with the Series F Preferred Shares and senior to the common shares and non-voting common shares. With respect to the payment of distributions upon liquidation, dissolution or winding-up of the Corporation, the Series E Preferred Shares will rank senior to the Series F Preferred Shares, common shares, and non-voting common shares.

Conversion Rights. None.

Non-cumulative Dividends. Holders are entitled to receive, on a non-cumulative basis, cash dividends for each outstanding Series E Preferred Share, if, when and as authorized and declared by the Board of Directors, at the rate of 2% per annum and no more, out of funds legally available for the payment of dividends.

Liquidation Rights.  Upon the liquidation, dissolution or winding up of the Company, the holders of Series E Preferred Shares are entitled to a liquidation amount equal to $1,000 per Series E Preferred Share, plus an amount equal to any authorized and declared but unpaid dividends thereon, before any distribution of assets is made to the holders of the Series F Preferred Shares, common shares, and non-voting common shares. After payment of the full amount of such liquidating distributions, the holders of Series E Preferred Shares will not be entitled to any further participation in any distribution of assets by, and will have no right or claim to any remaining assets of, the Corporation. If the Company's assets are insufficient to pay the full amount of the liquidation preference, then all of the assets to which they are entitled will be distributed pro rata among the holders of the Series E Preferred Shares. The Corporation’s merger or the sale of all or substantially all of its property or business will not constitute its liquidation, dissolution or winding up.

Voting Rights. The Series E Preferred Shares have no voting rights, except as required by law or in the following limited circumstances.  The vote or consent of holders of a majority of the outstanding Series E Preferred Shares is required to take the following actions:

•	To authorize stock senior to the Series E Preferred Shares with respect to payment of dividends and/or distribution of assets on liquidation, dissolution or winding up of the Company.
•
To approve any amendment, alteration or repeal of any provision governing the Series E Preferred Shares that would materially and adversely affect the special rights, preferences, privileges or voting powers of the Series E Preferred Shares.

None of the following will be deemed to materially and adversely affect the special rights, preferences, privileges or voting powers of the Series E Preferred Shares:

•	any increase in the number of our authorized but unissued preferred shares;
•	any increase in the number of our authorized or issued Series E Preferred Shares; or
•
to the extent allowed by Kentucky law, the creation and issuance, or an increase in the authorized or issued amount, of other class or series of our capital stock ranking equal with or junior to the Series E Preferred Shares either or both with respect to the payment of dividends or the distribution of assets upon the liquidation, dissolution or winding up of the Company.

Perpetual. The Series E Preferred Shares are perpetual and without maturity.
Non-Redeemable.  The Series E Preferred Shares are not redeemable at the option of the Company or the holders of Series E Preferred Shares at any time.  The Series E Preferred Shares are not subject to any sinking fund or redemption, repurchase or retirement obligations.

Non-Voting, Noncumulative, Non-Convertible Perpetual Preferred Stock, Series F (“Series F Preferred Shares”).

Ranking.  With respect to the payment of dividends and distributions (other than distributions upon liquidation, dissolution or winding-up of the Corporation), the Series F Preferred Shares rank on a parity with the Series E Preferred Shares and senior to the common shares and non-voting common shares. With respect to the payment of distributions upon liquidation, dissolution or winding-up of the Corporation, the Series F Preferred Shares will rank junior to the Series E Preferred Shares and senior to the common shares and non-voting common shares.

Conversion Rights. None.

Non-cumulative Dividends.  Holders are entitled to receive, on a non-cumulative basis, cash dividends for each outstanding Series F Preferred Share, if, when and as authorized and declared by the Board of Directors, at the rate of 2% per annum and no more, out of funds legally available for the payment of dividends.

Liquidation Rights.  Upon the liquidation, dissolution or winding up of the Company, and after payment of the preferential liquidation distribution to holders of Series E Preferred, the holders of Series F Preferred Shares are entitled to a liquidation amount equal to $1,000 per Series F Preferred Share, plus an amount equal to any authorized and declared but unpaid dividends thereon, before any distribution of assets is made to the holders of the common shares, and non-voting common shares. After payment of the full amount of such liquidating distributions, the holders of Series F Preferred Shares will not be entitled to any further participation in any distribution of assets by, and shall have no right or claim to any remaining assets of, the Company. If the Company's assets are insufficient to pay the full amount of the liquidation preference, then all of the assets to which they are entitled will be distributed pro rata among the holders of the Series F Preferred Shares. The Corporation’s merger or the sale of all or substantially all of its property or business will not constitute its liquidation, dissolution or winding up.

Voting Rights. – The Series F Preferred Shares have no voting rights, except as required by law or in the following limited circumstances.  The vote or consent of holders of a majority of the outstanding Series F Preferred Shares are required for the Company to take the following actions:

•	To authorize stock senior to the Series F Preferred Shares with respect to payment of dividends and/or distribution of assets on liquidation, dissolution or winding up of the Company.
•
To approve any amendment, alteration or repeal of any provision governing the Series D Preferred Shares that would materially and adversely affect the special rights, preferences, privileges or voting powers of the Series F Preferred Shares.

None of the following will be deemed to materially and adversely affect the special rights, preferences, privileges or voting powers of the Series F Preferred Shares:

•	any increase in the number of our authorized but unissued Preferred Shares;
•	any increase in the number of our authorized or issued Series F Preferred Shares; or
•
to the extent allowed by Kentucky law, the creation and issuance, or an increase in the authorized or issued amount, of other class or series of capital stock of the Company ranking equally with or junior to the Series F Preferred Shares either or both with respect to the payment of dividends or the distribution of assets upon the liquidation, dissolution or winding up of the Company.

Perpetual – The Series F Preferred Shares are perpetual and without maturity.

Non-Redeemable -- The Series F Preferred Shares are not redeemable at the option of the Company or the Series F Preferred Shares holders at any time.  The Series F Preferred Shares are not subject to any sinking fund or redemption, repurchase or retirement obligations.

Series G Participating Preferred Shares.  The Series G Participating Preferred Shares were authorized for possible use in connection with our Tax Benefits Preservation Plan, described below.

Tax Benefit Protection Measures

The Company has adopted two measures intended to preserve the benefits of our significant net operating losses and other tax benefits (collectively, “NOLs”) for long-term shareholder value. First, the Company adopted a Tax Benefits Preservation Plan (the “Preservation Plan”) that took effect on June 25, 2015. The Preservation Plan is designed to deter transfers of our common shares that could result in an “ownership change” as determined under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). Second, in September 2015, our shareholders approved an amendment to the Company’s articles of incorporation designed to block transfers of our common shares which could result in an ownership change (the “NOL Protective Amendment”).

Our previous business operations generated NOLs. Under federal tax laws, we generally can use our NOLs and certain related tax credits to reduce ordinary income tax paid in our prior two tax years or on our future taxable income for up to 20 years, at which time they “expire” for such purposes. Until they expire, we can “carry forward” NOLs and certain related tax credits that we do not use in any particular year to offset taxable income in future years.

We estimate that as of March 31, 2016, we had approximately $51.3 million of net deferred tax assets related to our NOLs that we have generated but not yet realized for federal tax purposes. While we cannot estimate the exact amount of NOLs that we can use to reduce future income tax liability because we cannot predict the amount and timing of our future taxable income, we believe our NOLs are a very valuable asset.

The benefits of our NOLs would be reduced, and our use of the NOLs would be substantially delayed if we experience an “ownership change” as determined under Section 382 of the Code (“Section 382”). Under Section 382, an “ownership change” occurs if, over a rolling three-year period, there has been an aggregate increase of 50 percentage points or more in the percentage of our common shares owned by one or more of our “5-percent stockholders” (as determined under the rules of Section 382 of the Code and the regulations and guidance thereunder).  For purposes of Section 382, our voting and non-voting common shares are treated collectively and referred to as “common shares” or “stock.”

If an ownership change were to occur, the limitations imposed by Section 382 could result in a material amount of our NOLs expiring unused. This would significantly impair the value of our NOLs. While the complexity of Section 382’s provisions and the limited knowledge any public company has about the ownership of its publicly traded stock make it difficult to determine whether an ownership change has occurred, we currently believe that an ownership change has not occurred. However, because it is possible that we could experience an ownership change, our board of directors took actions intended to reduce the possibility of such an occurrence.

Tax Benefits Preservation Plan

On June 24, 2015, we adopted the Tax Benefits Preservation Plan and our board of directors declared a dividend of one preferred stock purchase right (each a "Right" and collectively, the "Rights") for each of our outstanding common shares and non-voting common shares. The dividend was payable to holders of record as of the close of business on July 10, 2015. As used in the Preservation Plan, the term “Common Stock” means both (i) common shares with respect to a holder of our common shares, and (ii) non-voting common shares with respect to a holder of our non-voting common shares.

The Preservation Plan provides for a 5% "trigger" threshold that is intended to act as a deterrent to any person or entity seeking to acquire 5% or more of the outstanding Common Stock without the prior approval of our board of directors, which could cause an ownership change under Section 382 and jeopardize our ability to use our NOLs to reduce our future income tax liability.

Exercise. Each Right entitles the registered holder to purchase from the Company one one-thousandth of one Series G Participating Preferred Share of the Company (the "Preferred Stock"), at a purchase price equal to $10.00 per one one-thousandth of a share, subject to adjustment (the "Purchase Price").

The Rights are not exercisable before a Distribution Date. After a Distribution Date, each Right is exercisable to purchase one one-thousandth of a share of Preferred Stock for the Purchase Price.  Distribution Date means the earlier of:

•	the 10th business day after the first public announcement that any person or group has become an Acquiring Person (as defined below); and

•
the 10th business day after the date of the commencement of a tender or exchange offer by any person which would or could, if consummated, result in such person becoming an Acquiring Person, subject to extension by the Board.

Flip-In.  If any person or group becomes a "5-percent shareholder" (an "Acquiring Person") (subject to certain exceptions described in the Preservation Plan), then on a Distribution Date, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of Common Stock of the Company equal to the result obtained by dividing: (x) two times the Purchase Price divided by (y) the then current market price of the Company's Common Stock; provided that:

•	none of the Company and certain affiliates of the Company shall be an Acquiring Person;

•
none of certain existing "5-percent shareholders" shall be an Acquiring Person unless and until any such "5-percent shareholder" increases its percentage stock ownership in the Company by more than one-tenth of one percentage point,

•
none of certain other "grandfathered persons" (as described in the Preservation Plan) shall be an Acquiring Person so long as any such "grandfathered person" satisfies the applicable requirements set forth in the Preservation Plan;

•
no person or group that our board of directors determines, in its sole discretion, has inadvertently become a "5-percent shareholder" (or inadvertently failed to continue to qualify as a "grandfathered person") shall be an Acquiring Person so long as such Person promptly enters into, and delivers to the Company, an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such securities), sufficient securities of the Company so that such person's (or such group's) percentage stock ownership in the Company is less than 5 percent (or, in the case of any person or group that has inadvertently failed to qualify as a "grandfathered person," the securities of the Company that caused such person or group to fail to qualify as a "grandfathered person");

•
no person or group that has become a "5-percent shareholder" shall be an Acquiring Person if the Board in good faith determines that such person's or group's attainment of "5-percent shareholder" status has not jeopardized or endangered the Company's utilization of the NOLs or is otherwise in the best interests of the Company; provided that such a person or group shall be an "Acquiring Person" if the Board makes a contrary determination in good faith; and

•
an acquisition by a person or group of at least a majority of our Common Stock made by that person or group as part of a "qualified offer" (as defined in the Preservation Plan) shall not result in any person or group becoming an Acquiring Person.

Exchange.  At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of our Common Stock), our board of directors may elect to exchange all or part of the Rights (other than the Rights beneficially owned by the Acquiring Person and certain affiliated persons) for two shares of Common Stock (or, at the option of our board of directors, fractional shares of Preferred Stock with an aggregate current market price that equals the current market price of two shares of Common Stock) per Right, subject to adjustment.

Redemption.  Our board of directors may, at its option, redeem all, but not less than all, of the then outstanding Rights at a redemption price of 0.00001 per Right at any time prior to a Distribution Date.

Expiration.  The Rights will expire on the earliest of:
•	June 29, 2018;
•	the time at which all Rights are redeemed or exchanged;
•	the first day of a taxable year of the Company as to which our board of directors determines that no NOLs may be carried forward;
•
a date on which our board of directors determines that a limitation on the use of the NOLs under Section 382 would no longer be material to the Company, provided that such date is prior to public disclosure that a person became an Acquiring Person; and

•	the repeal or amendment of Section 382 or any successor statute, if our board of directors determines that the Preservation Plan is no longer necessary for the preservation of Tax Benefits.

Amendments.  At any time on or prior to a Distribution Date, the Company may supplement or amend any provision of the Preservation Plan without the approval of any holders of Rights.  After a Distribution Date, the Company may supplement or amend the Preservation Plan without the approval of any holders of Rights; provided, however, that no such supplement or amendment may (a) adversely affect the interests of the holders of Rights as such (other than an Acquiring Person), (b) cause the Preservation Plan again to become amendable other than in accordance with this sentence or (c) cause the Rights again to become redeemable.

The foregoing summary description of the Preservation Plan does not purport to be complete and is qualified in its entirety by reference to the Preservation Plan, which is Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 29, 2015, and is incorporated herein by reference.

NOL Protective Amendment

The NOL Protective Amendment is designed to block transfers of our common shares which could result in an ownership change under Section 382 of the Code.  The following summary g description of the NOL Protective Amendment does not purport to be complete and is qualified in its entirety by reference to Article XIII of our Articles of Incorporation, which is included in Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 23, 2015, and is incorporated herein by reference.

Prohibited Transfers.  The NOL Protective Amendment generally will restrict any direct or indirect transfer (such as transfers that result from the transfer of interests in other entities that own our common shares) if the effect would be to:

•	increase the direct or indirect ownership of our Common Stock by any Person or Persons (as defined below) from less than 5.0% to 5.0% or more of our Common Stock; or

•	increase the ownership percentage of a Person owning or deemed to own 5.0% or more of our Common Stock (which includes, without limitation, the Company and its affiliates).

“Person” means any individual, firm, corporation or other legal entity, including persons treated as an entity pursuant to Treasury Regulation § 1.382-3(a)(1)(i); and includes any successor (by merger or otherwise) of such entity.

Restricted transfers include sales to Persons whose resulting percentage ownership (direct or indirect) of our Common Stock would exceed the 5.0% thresholds discussed above, or to Persons whose direct or indirect ownership of our Common Stock would by attribution cause another Person to exceed that threshold. Complicated stock ownership rules prescribed by the Code (and regulations thereunder) will apply in determining whether a Person is a 5.0% stockholder under the NOL Protective Amendment. A transfer from one member of a “public group” (as that term is defined under Section 382) to another member of the same public group does not increase the percentage of our Common Stock owned directly or indirectly by the public group and, therefore, such transfers are not restricted.

The transfer restrictions principally affect purchases and sales of our common shares, as there are only four holders of our non-voting common shares, and our non-voting common shares are not listed for trading on an exchange or other trading platform.  For purposes of determining the existence and identity of, and the amount of our common shares owned by, any shareholder, we will be entitled to rely on the existence or absence of certain public securities filings as of any date, subject to our actual knowledge of the ownership of our common shares. The NOL Protective Amendment includes the right to require a proposed transferee, as a condition to registration of a transfer of our common shares, to provide all information reasonably requested regarding such person’s direct and indirect ownership of our common shares.

These transfer restrictions may result in the delay or refusal of certain requested transfers of our common shares, or prohibit ownership (thus requiring dispositions) of our common shares due to a change in the relationship between two or more persons or entities or to a transfer of an interest in an entity other than us that, directly or indirectly, owns our common shares. The transfer restrictions will also apply to proscribe the creation or transfer of certain “options” (which are broadly defined by Section 382) with respect to our common shares to the extent that the creation, transfer or exercise of the option would, in certain circumstances, result in a proscribed level of ownership.

Consequences of Prohibited Transfers. Any direct or indirect transfer attempted in violation of the NOL Protective Amendment would be void as of the date of the prohibited transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of our common shares would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as the owner of the shares owned in violation of the NOL Protective Amendment for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such common shares, or in the case of options, receiving our common shares in respect of their exercise. Our common shares that are purportedly acquired in violation of the NOL Protective Amendment are referred to as “excess stock.”

In addition to a prohibited transfer being void as of the date it is attempted, upon demand, the purported transferee must transfer the excess stock to our agent along with any dividends or other distributions paid with respect to such excess stock. Our agent is required to sell such excess stock in an arm’s-length transaction (or series of transactions) that would not constitute a violation under the Protective Amendment. The net proceeds of the sale, together with any other distributions with respect to such excess stock received by our agent, after deduction of all costs incurred by the agent, will be distributed first to the purported transferee in an amount, if any, up to the cost (or in the case of gift, inheritance or similar transfer, the fair market value of the excess stock on the date of the prohibited transfer) incurred by the purported transferee to acquire such excess stock, and the balance of the proceeds, if any, will be distributed to a charitable beneficiary. If the excess stock is sold by the purported transferee, such person will be treated as having sold the excess stock on behalf of the agent, and will be required to remit all proceeds to our agent (except to the extent we grant written permission to the purported transferee to retain an amount not to exceed the amount such person otherwise would have been entitled to retain had our agent sold such shares).

To the extent permitted by law, any shareholder who knowingly violates the NOL Protective Amendment will be liable for any and all damages we suffer as a result of such violation, including damages resulting from any limitation in our ability to use our NOLs and any professional fees incurred in connection with addressing such violation.

A different procedure will apply with respect to any transfer of common shares that does not involve a transfer of our “securities” within the meaning of Kentucky law, but would cause any shareholder of 5.0% or more of our stock to violate the NOL Protective Amendment. In such a case, the shareholder and/or any person whose ownership of our securities is attributed to such shareholder will be deemed to have disposed of (and will be required to dispose of) sufficient securities, simultaneously with the transfer, to cause the shareholder not to be in violation of the NOL Protective Amendment.  Those securities will be treated as excess stock to be disposed of through the agent under the provisions summarized above, with the maximum amount payable to the shareholder or the other person that was the direct holder of the excess stock from the proceeds of sale by the agent being the fair market value of the excess stock at the time of the prohibited transfer.

Public Groups Modification and Waiver of Transfer Restrictions. To facilitate sales by shareholders into the market, the NOL Protective Amendment permits otherwise prohibited transfers of our common shares where the transferee is a “public group,” as defined. These permitted transfers include transfers to new public groups that would be created by the transfer and would be treated as a 5.0% shareholder.

In addition, our Board will have the discretion to approve a transfer of our common shares that would otherwise violate the transfer restrictions (including, without limitation, a transfer to the Company and its affiliates) if it determines that the transfer is in our and our shareholders’ best interests. If our board of directors decides to permit such a transfer, that transfer or later transfers may result in an ownership change which could limit our use of our NOLs. In deciding whether to grant a waiver, our board of directors may seek the advice of counsel and tax experts with respect to the preservation of our federal tax benefits pursuant to Section 382. In addition, our board of directors may request relevant information from the acquirer and/or selling party in order to determine compliance with the NOL Protective Amendment or the status of our federal income tax benefits, including an opinion of counsel selected by the board (the cost of which will be borne by the transferor and/or the transferee) that the transfer will not result in a limitation on the use of the NOLs under Section 382. If our board of directors decides to grant a waiver, it may impose conditions on the acquirer or selling party.

In the event of a change in law, our board of directors will be authorized to modify the applicable allowable percentage ownership interest (currently 5.0%) or modify any of the definitions, terms and conditions of the transfer restrictions or to eliminate the transfer restrictions, provided that the board determines, by adopting a written resolution, that any such action is reasonably necessary or advisable to preserve the NOLs or that the continuation of these restrictions is no longer reasonably necessary for such purpose, as applicable. Our shareholders will be notified of any such determination through a filing with the SEC or such other method of notice as our Secretary deems appropriate.

Our board of directors may establish, modify, amend or rescind our bylaws and procedures for purposes of determining whether any transfer of common shares would jeopardize our ability to use our NOLs.

Expiration of the NOL Protective Amendment.  The transfer restrictions contained in the NOL Protective Amendment will expire on the earliest of (i) the close of business on September 23, 2018, (ii) the repeal of Section 382 or any successor statute if our board of directors determines that the NOL Protective Amendment is no longer necessary or desirable for the preservation of our NOLs, (iii) the close of business on the first day of our taxable year as to which our board of directors determines that none of our NOLs may be carried forward, and (iv) such date as our board of directors otherwise determines that the NOL Protective Amendment is no longer necessary for the preservation of our NOLs. Our board of directors may also accelerate or extend the expiration date of the NOL Protective Amendment in the event of a change in the law; provided that the board has determined that such action is reasonably advisable to preserve the NOLs or that continuation of the restrictions contained in the NOL Protective Amendment is no longer reasonably necessary for the preservation of the NOLs.

Effectiveness and Enforceability.  Although the NOL Protective Amendment is intended to reduce the likelihood of an ownership change, it does not eliminate the possibility that an ownership change will occur given that:

•
Our board of directors can permit a transfer to an acquirer that results or contributes to an ownership change if the board determines that such transfer is in our and our shareholders’ best interests.

•
A court could find that part or all of the NOL Protective Amendment is not enforceable, either in general or as to a particular fact situation. Under the laws of the Commonwealth of Kentucky, our jurisdiction of incorporation, a corporation may restrict the transfer of shares for any reasonable purpose. Kentucky law provides that transfer restrictions of the NOL Protective Amendment with respect to our common shares and non-voting common shares issued prior to its effectiveness on September 23, 2015 will be effective as to (i) shareholders with respect to shares that were voted in favor of adopting the NOL Protective Amendment and (ii) transferees of such shares if the transfer restriction is conspicuously noted on the certificate(s) or is contained in an information statement for uncertificated shares. We intend to cause our common shares issued after the effectiveness of the NOL Protective Amendment to be issued with the relevant transfer restriction conspicuously noted on the stock certificates representing newly issued shares so that those shares will be subject to the transfer restriction. We also intend to disclose the transfer restrictions to persons holding our common shares in uncertificated form. For the purpose of determining whether a shareholder is subject to the NOL Protective Amendment, we intend to take the position that all shares issued before the effectiveness of the NOL Protective Amendment that are proposed to be transferred were voted in favor of the NOL Protective Amendment, unless the contrary is established. We may also assert that shareholders have waived the right to challenge or otherwise cannot challenge the enforceability of the NOL Protective Amendment, unless a shareholder establishes that it did not vote in favor of the NOL Protective Amendment. Nonetheless, a court could find that the NOL Protective Amendment is unenforceable, either in general or as applied to a particular shareholder or fact situation.

•
Despite the adoption of the NOL Protective Amendment, there is still a risk that certain changes in relationships among shareholders or other events could cause an ownership change under Section 382. Accordingly, we cannot assure you that an ownership change will not occur. However, our board of directors has also adopted the Preservation Plan, which is intended to act as a deterrent to any person acquiring more than 5.0% of our Common Stock and endangering our ability to use our NOLs.

As a result of these and other factors, the NOL Protective Amendment serves to reduce, but does not eliminate, the risk that we will undergo an ownership change.

Voting Rights

Except with respect to certain special matters that are required by statute to be submitted to shareholders for a greater number of affirmative votes, any act of the shareholders of a Kentucky corporation requires that more votes be cast for than against the matter at a meeting at which a quorum is present. The affirmative vote of a majority of all the outstanding shares entitled to vote is required to approve actions specified by statute such as mergers, share exchanges, certain sales of assets, and amendments of the articles of incorporation, among other things.

Our directors are elected by a plurality of votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Holders of our common shares are entitled to cast, in person or by proxy, one vote per share for each director to be elected and for other matters submitted to the shareholders for a vote.

Board of Directors

Our articles of incorporation provide that the number of directors may not be less than two nor more than 15 and authorize our board of directors or the shareholders to establish the number of directors within that range. The number of our directors is currently fixed at eight. Our bylaws permit the directors to fill vacancies on our board of directors by the vote of a majority of the directors then in office. Each director is elected annually by the shareholders.

Certain Provisions of our Articles of Incorporation and Bylaws that Could Have an Anti-Takeover Effect

In addition to our Tax Benefits Preservation Plan described above, our articles of incorporation and bylaws also contain provisions that could, in certain circumstances, have the effect of preventing, discouraging or delaying a change in the control of the Company and may make it more difficult to remove a member of the board of directors or management. These provisions include:

Preferred Shares.

As noted above, our board of directors has the authority to issue preferred shares with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of our company.

Vacancies on the Board of Directors.

Our articles of incorporation provide that the number of directors may not be less than two, nor more than 15, with the number of directors to be fixed within that range by the board of directors or the shareholders. Our bylaws provide that any vacancy occurring on the board of directors, including an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum of the entire board of directors. A director elected to fill a vacancy will serve for the remainder of the term to which the director has been elected and until the director’s successor has been elected and qualified.

Advance Notice of Shareholder Proposals and Nominations.

Any one or more of our shareholders may nominate one or more persons for election as a director of our company or propose business to be conducted at a meeting of shareholders if the shareholder complies with the prior notice and information provisions set forth in our amended and restated bylaws.

In order for a director nomination or other business proposal to be timely brought before an annual meeting of shareholders, a shareholder’s notice must be received by our Corporate Secretary at our principal executive office no later than the 120th day before the first anniversary of the date of our proxy statement issued in connection with the prior year’s annual meeting of shareholders in the case of an annual meeting, and not less than 60 days before a special meeting of shareholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, or if a public announcement of the date of a special meeting is not given at least 70 days before the scheduled date of the special meeting, then notice by the shareholder shall be timely if delivered not later than the close of business on the 10th day following the day on which public announcement of the date of the meeting is first made.

The shareholder’s notice must contain the following information:

•	As to a nomination for director, (i) a representation that the shareholder is the holder of record of stock entitled to vote for the election of directors on the date of the notice and intends to appear in person or by proxy at the meeting to make the nomination, (ii) description of all arrangements or understandings between the shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made, (iii) as to each person whom the shareholder proposed to nominate, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and (iv) the consent of each nominee to serve as a director if elected;

•	As to any other business the shareholder proposes to bring before the meeting, a description of such business and any material interest of the shareholder and the beneficial owner, if any, on whose behalf the proposal is made in such business;

•	The name and address of the shareholder proposing the business or nomination, and beneficial owner, if any;

•	The class and number of shares owned beneficially and of record by the shareholder and beneficial owner; and

For special meetings of shareholders, only the business set forth in the notice of the meeting may be conducted at the meeting. However, when directors will be elected at the special meeting, shareholders may nominate persons for election to the board by following the notice procedures described above, except that such notice will be deemed to be timely if it is received by the Corporate Secretary not earlier than the 120th day prior to the special meeting and not later than the close of business on the 10th day on which the date of the public meeting is publicly announced.

Limitations on Director Liability

Our articles of incorporation limit the liability of our directors to us and our shareholders to the extent permitted by KRS 271B.2-020, which is described in the following paragraph. A director’s liability to us or our shareholders is not eliminated or limited with respect to: (i) any breach of the director’s duty of loyalty to us or our shareholders; (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) actions creating personal liability for unlawful distributions as set forth in KRS 271B.8-330; or (iv) transactions from which the director derived an improper personal benefit. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

KRS 271B.2-020 provides that the articles of a corporation may eliminate or limit the personal liability of a director to a corporation or its shareholders for monetary damages for breach of the duties of a director. KRS 271B.2-020 does not allow for the elimination of the duty of due care that a director owes to a corporation, but allows for the elimination of a monetary recovery for breach of that duty. Only directors, not officers, may benefit from the provisions of KRS 271B.2-020. The limitations of liability permitted by KRS 271B.2-020 extend only to the elimination of a recovery of a monetary remedy. Shareholders may still seek equitable relief, such as injunction, against an action of a director that is inappropriate. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

KRS 271B.8-300 provides that a director of a Kentucky corporation must discharge his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation. To discharge his duties on an informed basis, a director must make inquiry into the business and affairs of the corporation, or into a particular action to be taken or decision to be made, with the care an ordinary prudent person in a like position would exercise under similar circumstances. Unless the corporation’s articles of incorporation contain a provision further limiting a director’s liability for monetary damages, any action taken as a director, or any failure to take any action as a director, will not be the basis for monetary damages or injunctive relief unless (i) the director has breached or failed to perform his duties as a director in good faith, on an informed basis and in a manner he honestly believes to be in the best interests of the corporation and (ii) in the case of an action for monetary damages, the breach or failure to perform constitutes willful misconduct or wanton or reckless disregard for the best interests of the corporation and its shareholders. A person bringing an action for monetary damages for breach of duty has the burden of proving by clear and convincing evidence the provisions of (i) and (ii) above, and the burden of proving that the breach or failure to perform was the legal cause of the damages suffered by the corporation.

Indemnification

Under Kentucky law, a corporation has broad powers to indemnify directors, officers, employees, and agents of the corporation for judgments, penalties, fines, settlements, and reasonable expenses incurred by that person in proceedings in connection with the person’s official capacity in the corporation. Indemnification against reasonable legal expenses incurred by such person in such a proceeding is mandatory when the person is wholly successful in the defense of the proceeding. However, a corporation may not indemnify such person when the person is adjudged liable to the corporation or on the basis that a personal benefit was improperly received.

Our articles of incorporation provide for the indemnification of executive officers and directors only in connection with proceedings arising from that person’s conduct in his/her official capacity and only to the extent permitted by Kentucky law.

Dividends

Holders of our common shares are entitled to such dividends and other distributions, including liquidating distributions, as may be declared from time to time by our board of directors out of funds legally available for payment of distributions. We will be restricted from paying dividends on our common shares if we have deferred payments of the interest on, or an event of default has occurred with respect to, our junior subordinated debentures. Our board of directors is authorized to issue preferred shares that may have preferential rights to receive dividends before dividends may be paid on common shares. Our Series E and Series F Preferred Shares have priority over our common shares and non-voting common shares with respect to any payment of dividends.

LEGAL MATTERS

The validity of the common shares offered hereby will be passed upon for us by Frost Brown Todd LLC, Louisville, Kentucky.

EXPERTS

The consolidated financial statements incorporated in this registration statement by reference from Porter Bancorp, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2015 have been audited by Crowe Horwath LLP, independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC relating to the common shares covered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common shares and non-voting common shares, we refer you to the registration statement and to its exhibits. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. The registration has been filed electronically and may be obtained in any manner listed below.

We are subject to the information requirements of the Exchange Act, which means we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC; our SEC file number for these filings is 001-33033.  Our SEC filings are available to the public free of charge over the internet at the SEC’s Internet website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC as 1-800-SEC-0330.

We also maintain an Internet site that contains information about Porter Bancorp and its subsidiaries at http://www.pbibank.com. The reports and other information we file with the SEC are available through our Internet website. The Internet website addresses of the SEC and Porter Bancorp are provided as inactive textual references only. The information provided on our Internet website, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information in other documents that we file into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. In all cases, you should rely on the later information over different information included in this prospectus.

We are incorporating by reference into this prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but before effectiveness of the registration statement and after the date of this prospectus but before the termination of the offering of the securities covered by this prospectus. However, we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules, including current reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8−K:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on March 25, 2016, including portions of its Schedule 14A filed April 25, 2016 incorporated therein by reference;
•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed on May 5, 2016;
•	Our Current Reports on Form 8-K filed on April 20, May 26, and June 22, 2016.

We will provide without charge upon written or oral request a copy of any or all of the documents which are incorporated by reference into this prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference in such documents). You may request a copy of these filings by writing or telephoning us at the following address:

Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223
Attn: Chief Financial Officer
Telephone:  (502) 499-4800

*******************

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.          Other Expenses of Issuance and Distribution.

The following table sets forth the various fees and expenses payable by us in connection with the sale and distribution of the securities registered hereunder. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$548
Accounting fees and expenses	$5,000
Legal fees and expenses	$10,000
Miscellaneous	$9,452
Total	$25,000

Item 15.          Indemnification of Officers and Directors.

Under Kentucky law, a corporation has broad powers to indemnify directors, officers, employees, and agents of the corporation for judgments, penalties, fines, settlements, and reasonable expenses incurred by that person in proceedings in connection with the person’s official capacity in the corporation. Indemnification against reasonable legal expenses incurred by such person in such a proceeding is mandatory when the person is wholly successful in the defense of the proceeding. However, a corporation may not indemnify such person when the person is adjudged liable to the corporation or on the basis that a personal benefit was improperly received.

Porter’s articles of incorporation provide for the indemnification of executive officers and directors only in connection with proceedings arising from that person’s conduct in his/her official capacity and only to the extent permitted by the Kentucky Business Corporation Act.

KRS 271B.8-300 provides that a director of a Kentucky corporation must discharge his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation. To discharge his duties on an informed basis, a director must make inquiry into the business and affairs of the corporation, or into a particular action to be taken or decision to be made, with the care an ordinary prudent person in a like position would exercise under similar circumstances. Unless the corporation’s articles of incorporation contain a provision further limiting a director’s liability for monetary damages, any action taken as a director, or any failure to take any action as a director, will not be the basis for monetary damages or injunctive relief unless (a) the director has breached or failed to perform his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation; and (b) in the case of an action for monetary damages, the breach or failure to perform constitutes willful misconduct or wanton or reckless disregard for the best interests of the corporation and its shareholders. A person bringing an action for monetary damages for breach of duty has the burden of proving by clear and convincing evidence the provisions of (a) and (b) above, and the burden of proving that the breach or failure to perform was the legal cause of the damages suffered by the corporation. KRS 271B.2-020 provides that the articles of a corporation may eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the duties of a director. KRS 271B.2-020 does not allow for the elimination of the duty of due care that a director owes to a corporation, but allows for the elimination of a monetary recovery for breach of that duty. Only directors, not officers, may benefit from the provisions of KRS 271B.2-020. The limitations of liability permitted by KRS 271B.2-020 extend only to the elimination of a recovery of a monetary remedy. Shareholders may still seek equitable relief, such as injunction, against an action of a director that is inappropriate. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

Porter’s articles of incorporation limit the liability of directors to Porter and its shareholders to the extent permitted by KRS 271B.2-020. A director’s liability to Porter or the shareholders is not eliminated or limited with respect to: (1) any breach of the director’s duty of loyalty to Porter or its shareholders; (2) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of the law; (3) actions creating personal liability for unlawful distributions as set forth in KRS 271B.8-330; or (4) transactions from which the director derived an improper personal benefit. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

Item 16.          Exhibits.

Exhibit Number	Exhibit

4.1	Amended and Restated Articles of Incorporation, dated May 25, 2015. Exhibit 3.1 to Form 8-K filed May 26, 2016 is incorporated by reference.

4.2	Amended and Restated Bylaws. Exhibit 3.1 to Form 8-K filed May 22, 2014 is incorporated by reference.

4.3	Subscription Agreement dated as of April 15, 2016. Exhibit 10.1 to Form 8-K filed April 20, 2016, is incorporated by reference.

4.4	Registration Rights Agreement dated as of April 15, 2016. Exhibit 10.2 to Form 8-K filed April 20, 2016, is incorporated by reference.

4.5	Warrant to purchase up to 299,829 shares. Exhibit 4.1 to Form 8-K filed November 24, 2008 is incorporated by reference.

5.1	Opinion of Frost Brown Todd LLC.

10.1	Porter Bancorp, Inc. 2016 Omnibus Equity Compensation Plan. Appendix A to Schedule 14A proxy statement (DEF 14A) filed April 25, 2016 is incorporated by reference.

10.2	Form of Porter Bancorp, Inc. Restricted Stock Award Agreement. Exhibit 10.3 to Form 8-K filed June 22, 2016 is incorporated by reference.

10.3	Porter Bancorp, Inc. Non-Employee Director Stock Incentive Program. Exhibit 10.1 to Form 8-K filed June 22, 2016 is incorporated by reference.

10.4
Porter Bancorp, Inc. 2006 Stock Incentive Plan as amended and restated as of March 26, 2014.  Exhibit 10.1 to Form S-8 Registration Statement (Reg. No. 333-202749) filed March 13, 2015 is incorporated by reference.  Appendix B to Definitive Proxy Statement filed April 28, 2014 is incorporated by reference.

10.5
Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan, as amended and restated as of March 26, 2014. Exhibit 10.1 to Form S-8 Registration Statement (Reg. No. 333-202746) filed March 13, 2015 is incorporated by reference.

10.6	Porter Bancorp, Inc. 2016 Incentive Compensation Bonus Plan is incorporated by reference to the Schedule 14A proxy statement (DEF 14A) filed April 25, 2016.

10.7	Form of Ascencia Bank (now PBI Bank) Supplemental Executive Retirement Plan. Exhibit 10.5 to Form S-1 Registration Statement (Reg. No. 333-133198) filed April 11, 2006 is incorporated by reference.

10.8	Form of Amendment to PBI Bank Supplemental Executive Retirement Plan. Exhibit 10.7 to Form 10-K filed March 29, 2009 is incorporated by reference.

10.9
Consent Order with Federal Deposit Insurance Corporation and Kentucky Department of Financial Institutions dated November 12, 2015. Exhibit 10.3 to Form 10-Q filed November 12, 2015 is incorporated by reference.

10.10	Employment Agreement with John T. Taylor (Exhibit 10 to Form 8-K filed August 6, 2012 is incorporated by reference.

10.11	Employment Agreement with John R. Davis (Exhibit 10.1 to Form 8-K filed September 25, 2012 is incorporated by reference.

10.12	Employment Agreement with Joseph C. Seiler (Exhibit 10.1 to Form 10-Q filed August 8, 2013 is incorporated by reference.

10.13	Employment Agreement with Phillip W. Barnhouse (Exhibit 10.2 to Form 10-Q filed August 8, 2013 is incorporated by reference.

10.14
Description of Exchange Agreements dated November 19, 2014, between Porter Bancorp, Inc. and holders of Series A Preferred Stock is incorporated by reference to Item 1.01 to Form 8-K filed November 24, 2014.

21.1	List of Subsidiaries of Porter Bancorp, Inc. Exhibit 21.1 Form 10-K filed March 25, 2016 is incorporated by reference.

23.1	Consent of Frost Brown Todd LLC (included in exhibit 5.1).

23.2	Consent of Crowe Horwath LLP, independent registered public accounting firm.

24.1	Powers of Attorney (included on signature page hereto).

Item 17.          Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, Commonwealth of Kentucky, on June 22, 2016.

PORTER BANCORP, INC.

By:	/s/ John T. Taylor
Name: John T. Taylor
Title: President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Porter Bancorp, Inc. hereby severally constitute and appoint John T. Taylor and Phillip W. Barnhouse and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Porter Bancorp, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John T. Taylor	President, Chief Executive Officer and Director	June 22, 2016
John T. Taylor	(Principal Executive Officer)

/s/ Phillip W. Barnhouse	Chief Financial Officer	June 22, 2016
Phillip W. Barnhouse	(Principal Financial and Accounting Officer)

/s/ W. Glenn Hogan	Director	June 22, 2016
W. Glenn Hogan

/s/ Michael T. Levy	Director	June 22, 2016
Michael T. Levy

/s/ James M. Parsons	Director	June 22, 2016
James M. Parsons

/s/ Bradford T. Ray	Director	June 22, 2016
Bradford T. Ray

/s/ Dr. Edmund J. Seifried	Director	June 22, 2016
Dr. Edmund J. Seifried

/s/ N. Marc Satterthwaite	Director	June 22, 2016
N. Marc Satterthwaite

/s/ W. Kirk Wycoff	Director	June 22, 2016
W. Kirk Wycoff

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Frost Brown Todd LLC.

23.1	Consent of Frost Brown Todd LLC (included in exhibit 5.1).

23.2	Consent of Crowe Horwath LLP, independent registered public accounting firm.

24.1	Powers of Attorney (included on signature page hereto).